MANHATTAN MINERALS CORP.
NEWS RELEASE

July 16, 2004	Toronto Stock Exchange
Trading Symbol: MAN

Company Closes Private Placement

    The Company is pleased to announce that it has closed the second and final tranche of its previously announced private placement of units of the Company at a price of Cdn.$0.15 per unit (Cdn.$0.16 per unit for insiders, who purchased in the aggregate 400,000 units), selling a total of 2,873,299 units (1,316,666 units in the first tranche and 1,556,633 units in the second tranche) for gross proceeds of approximately Cdn.$435,000. Each unit is comprised of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole warrant issued in the second tranche will entitle the holder thereof to purchase an additional common share for one year at a price of Cdn.$0.17 per common share and expire on July 16, 2005. The issued securities are subject to a four month hold period.

    This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information please contact:

Peter Guest	Lawrence Glaser
President & CEO	Executive Chairman

Tel: (604) 669-3397
www.manhattan-min.com